Exhibit 99.3

FORM OF

LETTER TO CLIENTS

Tender for all Outstanding

13.875% Senior PIK Notes Due 2011, Series A

in Exchange for

13.875% Senior PIK Notes Due 2011, Series B

of

TWC Holding LLC

TWC Holding Corp.

To Our Clients:

We are enclosing herewith a Prospectus dated          , 2005 for TWC Holding LLC, a Delaware limited liability company, and TWC Holding Corp., a Delaware corporation (the “Issuers”), and a related Letter of Transmittal (which together constitute the “Exchange Offer”), relating to the offer by the Issuers to exchange their 13.875% Senior PIK Notes Due 2011, Series B (the “Exchange Notes”), the offer and sale of which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 13.875% Senior PIK Notes Due 2011, Series A (the “Original Notes”), upon the terms and subject to the conditions set forth in the Exchange Offer.

Please note that the Exchange Offer will expire at 12:00 midnight, New York City time, on        , 2005, unless extended.

The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered.

We are the holder of record of Original Notes held by us for your account. A tender of such Original Notes can be made only by us as the recordholder, pursuant to your instructions.  The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Original Notes held by us for your account.

We request instructions on whether you wish to tender any or all of the Original Notes held by us for your account, pursuant to the terms and conditions of the Exchange Offer.  We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

Pursuant to the Letter of Transmittal, each holder of Original Notes will represent to the Issuers that (i) the Exchange Notes to be acquired by the holder and each beneficial owner, if any, are being acquired in the ordinary course of business, (ii) neither the holder nor any beneficial owner is an affiliate of the Issuers or any of the Issuers’ subsidiaries, as defined in Rule 405 of the Securities Act, (iii) any person participating in the Exchange Offer with the intention or purpose of distributing Exchange Notes received in exchange for Original Notes, including a broker-dealer that acquired Original Notes directly from the Issuers, but not as a result of market-making activities or other trading activities, will comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale of the Exchange Notes acquired by such person, (iv) if the holder is not a broker-dealer, the holder and each beneficial owner, if any, are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in any distribution of the Exchange Notes received in exchange for Original Notes, and (v) if the holder is a broker-dealer that will receive Exchange Notes for the holder’s own account in exchange for Original Notes, the Original Notes to be so exchanged were acquired by the holder as a result of market-making or other trading activities and the holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes received in the Exchange Offer.  However, by so representing and acknowledging, and by delivering a prospectus, the holder will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Please complete the Instruction to Registered Holder From Beneficial Holder letter attached hereto and return it to us as soon as possible.